CONNER & WINTERS
TULSA	ATTORNEYS & COUNSELORS AT LAW	William G. von Glahn	Vicki Bronson*

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Jason S. Taylor

Katy Day Inhofe

Stephan A. Wangsgard

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Amy M. Santee

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

918-586-5711

Fax 918-586-8982

www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

Bob F. McCoy

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

John E. Gatliff II

J. Dillon Curran

William M. Lewis

L. Belynn Whatley

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Todd P. Lewis*

P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner

        1879-1963

John M. Winters, Jr.

        1901-1989

*Not Admitted in Oklahoma

March 9, 2005

Via Fax

Karen J. Garnett, Assistant Director

Jeff Shady

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc. Amendment No.2 to Form S-3 filed December 30, 2004 File No. 333-119016

Dear Karen and Jeff:

This letter is being submitted pursuant to your request in our recent telephone conversation. You indicated that you believe that in connection with each stay credit awarded to a participant under the Jameson Frequent Guest Loyalty Award Program (the “Program”), Jameson would be required to issue the securities and deliver a new copy of the prospectus within three days following the completed stay. You indicated that the monthly aggregation of credits and issuance of shares only once a month would not be in compliance with the applicable rules.

I suggested that this program was very similar to the direct stock purchase programs that many companies implement in which they aggregate purchase requests and issue the shares only periodically. I promised to provide you with examples of those programs. That is the purpose of this letter. I am also going to address your asserted requirement for the delivery of a prospectus with each issuance of stock.

March 9, 2005

We looked at a large number of direct stock purchase programs. These typically are part of a dividend reinvestment plan and allow the participants to make voluntary stock purchases for cash from the company or the plan administrator. In virtually every such program, the purchase requests and payments are aggregated and the shares issued periodically, not on the date of receipt of the request or payment from the participant. Many of these provide for purchases only once a week and a large number of others provide for purchases only once a month. Samples of the relevant terms of these programs in which the shares are purchased only monthly are provided below:

•	Under the Alcoa Inc. Dividend Reinvestment and Stock Purchase Plan, “cash payments will be invested on the 25th day of each month (or the next business day thereafter)”.

•	Under the Dividend Reinvestment Plan for American Power Conversion Corporation, optional cash investments will be made “Once per month: Typically on the 15th day of each month. If the 15th day of the month is not a stock market trading day (“trading day”), the investment date will be the next trading day.”

•	Under the Boston Properties, Inc. Dividend Investment and Stock Purchase Plan, “the investment date for optional cash investments, initial investments and automatic monthly investments of $10,000 or less will be the last trading day of the month. If the Plan administrator purchases the shares directly from us, purchases will be made on the investment date. If the Plan administrator acquires shares from parties other than us either in open market or through privately negotiated transactions, such purchases will begin on the investment date and will be completed no later than ten business days following such date except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations.”

•	Under the Burlington Northern Santa Fe Corporation Automatic Dividend Reinvestment Plan, “voluntary cash purchases will be invested beginning on the 1st day of each month in which no dividend is payable and concurrent with dividends in the months in which dividends are paid.”

•	Under the Mercantile Bank Corporation Dividend Reinvestment Plan, “the investment date for optional cash payments will be the 10th of each month. If the investment date is not a trading day on The NASDAQ Stock Market, then the investment date will be the next trading day. Purchases on the open market will begin on the investment date and will be completed no later than … 35 days with respect to optional cash payments except where completion at a later date is necessary or advisable under federal securities laws.”

Some examples of such plans administered by Jameson’s plan administrator that provide for voluntary cash purchases only once a month are Dollar General, Glenborough Realty Trust, Inc. and LNB Bancorp Inc. In each case, the purchases are treated as being made on the one day of

March 9, 2005

the month on which the shares are actually purchased by or issued to the plan and confirmations are then sent out in respect of that date.

We believe that if the monthly aggregation of voluntary investments of cash (each of which is a clear and distinct investment decision, not an automatic investment of a dividend) is permissible, then certainly the monthly aggregation of stay credits which result in once-a-month issuances of Jameson stock should be acceptable. The time for issuing confirmations should begin on the date those purchases are made and not on the date that the stay is completed or paid for.

You also have suggested that a prospectus must accompany each confirmation. Our research has indicated that prospectuses are delivered in connection with voluntary purchases under direct stock purchase plans only if there has been an amendment or supplement to the prospectus that has not previously been delivered to the participant. In all other instances, no prospectus is delivered if the participant has previously received a prospectus. I am not sure the basis for your asserted position that a prospectus must be delivered with each confirmation for each participant. The statute, Section 5(b)(2) of the Securities Act of 1933, as amended, provides that it is unlawful for the interstate delivery of a security to occur unless it is accompanied or preceded by a prospectus.

Participants in the Program will all receive a prospectus when they enroll. Each time there is an amendment of or supplement to the prospectus, it will be delivered to each participant. Thus, when participants receive their confirmations of the monthly issuance of shares to their accounts, prospectuses are not required to be delivered with those confirmations if prospectuses have been previously delivered (in those cases, the prospectuses preceded the delivery of the securities). If you feel as though I am not interpreting the statute and other delivery requirements properly, could you please provide the authority for your position.

If you have further questions or would like further information, please do not hesitate to call me directly. I will call shortly to discuss this letter and its contents with the hope of being able to move forward with this registration as soon as possible.

Yours very truly,

/s/ Lynn
Lynnwood R. Moore, Jr.

cc:	Jameson Inns, Inc. Lehman & Eilen Brinson Patrick Securities Corporation